COOREPSONDENCE
OF SUPPLEMENTAL
RESPONSES
Joel Seidner, Esq.
880 Tully Road #50
Houston, Texas 77079
voice:  (281) 493-1311
fax:  (281) 667-3292

February 6, 2008

To:	Mail Stop 7010
H. Roger Schwall --- Assistant Director; and
Sean Donahue --- Staff Attorney

Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549-7010

ref:	Hyperdynamics Corporation (the "Registrant")
Form S-3 Amendment Number 1
SEC File Number 333-148287
Filed January 23, 2008

Ladies and Gentlemen:

Supplemental Memorandum of Responses

Pursuant to the Staff's oral comment #1 about the material weakness risk factor in future Exchange Act filings, the Registrant responds as follows:

Response #1:

Going forward, the Registrant will include the following risk factor in its Exchange Act filings for as long the risk continues to exist.

There is a Material Weakness in Our Financial Controls and Procedures

A material weakness is a control deficiency, or a combination of control deficiencies, that results in there being more than a remote likelihood that a material misstatement in our financial statements will not be prevented or detected.  We have determined that our financial controls and procedures were not effective in ensuring that the information required to be disclosed by us in reports filed under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  The actions that we have taken to date have not been effective in remediating this material weakness. We do not know when this material weakness will be corrected.  This could result in a material misstatement in our financial statements.

Very truly yours,

/s/ Joel Seidner, Esq.
Joel Seidner, Esq.
Representing Hyperdynamics Corporation